May 4, 2022

Attn: Lauren Hamill; Christopher Edwards; Tracey Houser & Jeanne Baker

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Qualis Innovations, Inc.
Registration Statement on Form S-1
Filed January 18, 2022
File No. 333-260982

Ladies and Gentlemen:

Qualis Innovations, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 3, 2022, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	Revise the prospectus cover page to disclose, if true, that the selling shareholder offering will commence upon the termination of the primary offering by the Company. Also revise to clarify when the secondary offering will terminate. Refer to Item 501(b)(8) of Regulation S-K..

Response: The selling shareholder offering will not commence upon termination of the primary offering by the Company, and we have revised the prospectus cover page accordingly.

2.	Please disclose here, as you have on page 30, that you have not finalized development of your planned SOLACE device and that you have not yet generated any cash flow from operations

Response: We have revised the corporate background as instructed.

3.	If we fail to comply with FDA regulations, our business could suffer, page 15. We note your response to prior comment 10 and reissue it. Please further revise this risk factor to remove the duplicative information that now appears under the Business subsection captioned “Government Regulation”.

Response: We have revised the business description and corporate background as instructed.

4.	We note your disclosure on page 44 stating that you are still finalizing your SOLACE product design and have not yet filed a 510(k) application with the FDA. However, much of this section remains in the present tense, instead of in the future tense, and could be read to imply that your product is further along in the development process than it actually is. Please further revise this section to better reflect the current development status of your product.

Response: We have revised accordingly.

5.	We note your response to prior comment 28 and reissue it in part. Please revise the disclosure pertaining to your management and board of directors to include applicable dates or ranges from which investors can discern the principal occupations and business experience of each individual from the past five years. Refer to Item 401(e) of Regulation S-K.

Response: We have revised accordingly.

6.	Please revise both your Directors and Officers table and the narrative disclosure following it to remove Mr. Bingol, as disclosure on page 27 indicates that he is no longer involved with the company as of April 15, 2022. Executive Compensation, page 50

Response: We have revised accordingly.

7.	We note your response to prior comment 29 and reissue it in part. Please revise the Director Compensation table to remove President from John Ballard’s principal position.

Response: We have revised accordingly.

8.	Please request Paris, Kreit & Chiu CPA LLP to revise their consent for their report with respect to your financial statements as of December 31, 2020 and December 31, 2019 to correct the dual date for those items affected by the restatement discussed in Note 11.

Response: We have revised accordingly.

9.	Please move the filing fee-related information from the cover page of your prospectus to a separate exhibit document. Refer to Item 601(b)(107) of Regulation S-K.

Response: We have revised accordingly.

10.	We reissue prior comment 42. Please further revise your prospectus to remove any plural references to your “products,” “proposed products,” and “product candidates” as disclosure on page 3 indicates that SOLACE is your sole product.

Response: We have revised accordingly.

We appreciate the Staff’s assistance and review.

Sincerely,

Qualis Innovations, Inc.

/s/ John Ballard

John Ballard

Chief Financial Officer